                                              Filed by Transpro, Inc. pursuant
                                              to Rule 425 under the Securities
                                              Exchange Act of 1933, as amended,
                                              and deemed filed under Rule 14a-12
                                              of the Securities Exchange Act of
                                              1934, as amended

                                              Subject Company: Modine
                                              Aftermarket Holdings, Inc., a
                                              wholly owned subsidiary of Modine
                                              Manufacturing Company Commission
                                              File No.: 1-13894

Transpro issued the following press release on May 2, 2005:

                                 [TRANSPRO LOGO]

                                         FOR:  TRANSPRO, INC.

                                         CONTACT:
                                         Richard A. Wisot
                                         Chief Financial Officer
                                         (203) 859-3552
FOR IMMEDIATE RELEASE
                                         Financial Dynamics
                                         Investor Relations: Christine Mohrmann,
                                         Eric Boyriven, Alexandra Tramont
                                         (212) 850-5600

            TRANSPRO ANNOUNCES FILING OF REGISTRATION STATEMENT WITH
                   THE SEC FOR ITS PROPOSED MERGER WITH MODINE
                      MANUFACTURING'S AFTERMARKET BUSINESS

NEW HAVEN, CONNECTICUT, May 2, 2005 - Transpro, Inc. (AMEX: TPR) today announced that it has filed a Form S-4 registration statement with the Securities and
Exchange Commission containing the preliminary proxy statement/prospectus for the previously announced merger with Modine Manufacturing Company's (NYSE: MOD)
aftermarket business. The parties intend to close the merger late in the second quarter or early in the third quarter of calendar 2005, subject to customary conditions, including the approval of Transpro's shareholders.

TRANSPRO, INC. is a leading manufacturer and distributor of aftermarket heat transfer and temperature control products for automotive and heavy-duty applications.

Transpro, Inc.'s Strategic Corporate Values Are:

     o   Being An Exemplary Corporate Citizen
     o   Employing Exceptional People
     o   Dedication To World-Class Quality Standards
     o   Market Leadership Through Superior Customer Service
     o   Commitment to Exceptional Financial Performance

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Transpro's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this press release the terms "anticipate," "believe," "estimate," "expect," "may,"
"objective," "plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

Due to the foregoing conditions and other factors, there can be no assurance that the transaction will be completed, or as to its ultimate timing and terms.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the possibility that the companies may be unable to obtain required corporate and regulatory approvals or to satisfy other conditions for the transaction; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer to realize than expected; (4) disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; (5) the transaction may involve unexpected costs; (6) increased competition and its effect on pricing, spending, third-party relationships and revenues; (7) the risk of new and changing regulation in the U.S. and internationally; (8) the possibility that Transpro's businesses may suffer as a result of the transaction; and (9) other uncertainties and risks beyond the control of Transpro. Additional factors that could cause Transpro's results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 10-K of Transpro, in the Quarterly Reports on
Forms 10-Q of Transpro, and Transpro's other filings with the SEC. Transpro assumes no obligation and expressly disclaims any duty to update information contained in this press release except as required by law.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the transaction, a registration statement on Form S-4 that contains a preliminary proxy statement/prospectus-information statement regarding the proposed

transaction was filed by Transpro with the SEC on May 2, 2005. Stockholders are urged to read the proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they will contain important information about Modine, Transpro and the transaction. The final proxy statement/prospectus-information statement will be mailed to stockholders of
Transpro and Modine. Stockholders will be able to obtain a free copy of the proxy statement/prospectus-information statement, as well as other filings containing information about Modine and Transpro, without charge, at the SEC's
Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com.

Modine, Transpro, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the transaction. Information regarding Modine's directors and executive officers is available in its proxy statement filed with the SEC by Modine on June 14, 2004.
Information regarding Transpro's directors and executive officers, as well as the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings and otherwise, is available in the proxy statement/prospectus-information statement that is a part of the registration statement on Form S-4 filed by Transpro with the SEC on May
2, 2005.

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